FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

March 3rd, 2003

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__	Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes _____	No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Attached hereto and incorporated by way of reference herein the Registrants notice regarding 2002 Fourth Quarter and Year-End Results

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nova Measuring Instruments Ltd
Nova Measuring Instruments Ltd (the “Registrant”)

March 3, 2003	By /S/ Chai Toren... —————————————— Chai Toren Chief Financial Officer

Company Contact:
Chai Toren, Chief Financial Officer
Nova Measuring Instruments Ltd.
Tel: 972-8-938-7505
E-mail: info@nova.co.il, hai-t@nova.co.il
http://www.nova.co.il

Company Press Release

Nova Measuring Instruments
Announces 2002 Fourth Quarter and Year-End Results

Rehovoth, Israel, — March 3, 2003 — Nova Measuring Instruments, Ltd. (Nasdaq: NVMI), today reported results for the fourth quarter of 2002 and year ended December 31, 2002.

2002 Fourth Quarter Results

        Total revenues for the fourth quarter of 2002 were $5.6 million, a 3% sequential increase over revenues of $5.4 million for the third quarter of 2002, and a 54% increase over revenues of $3.6 million reported for the fourth quarter of 2001.

        The Company reported gross profit of $1.8 million (32% of revenues) compared with gross profit of $2.0 million (37% of revenues) in the third quarter of 2002, and gross profit of 0.6 million (16% of sales) for the fourth quarter of 2001. Net loss for the quarter was $(2.5) million, or $(0.17) per share, compared with a net loss of $(2.7) million, or $(0.18) per share, in the third quarter of 2002 and net loss of $(3.3) million, or $(0.23) per share, in the fourth quarter of 2001. Fourth quarter 2002 results includes stock-based compensation expenses of $0.2 million. Excluding these expenses, net loss was $(2.3) million, or $(0.16) per share.

        Research and development expenses were $2.2 million (40% of revenues) compared with $2.4 million (44% of revenues) in the third quarter of 2002 and $2.4 million (67% of revenues), in the fourth quarter of 2001. Sales and marketing expenses were $1.7 million (31% of revenues) compared with $1.8 million (33% of revenues) in the third quarter of 2002, and $1.4 million (37% of revenues) in the fourth quarter of 2001.

Year 2002 Annual Results

The Company reported total revenues for the year 2002 of $20.4 million, a 4% sequential decrease of revenues compared with 2001. Gross profit was $7.0 million (34% of revenues) in 2002, compared with gross profit of $4.7 million (22% of revenues) in 2001. Service revenues for the year 2002 were $5.9 million (29% of revenues).

        Net loss for the year was $(13.0) million, or $(0.88) per share, compared with net loss of $(16.9) million, or $(1.16) per share, in 2001. Year 2002 financial results include stock-based compensation expenses of approximately $1.1 million. Excluding these expenses, the net loss for the year was $(11.9) million, or $(0.80) per share.

        Research and development expenses relating to the development of a number of new process control systems for copper CMP, Photolithography and Etch, were $9.9 million (49% of revenues), as compared with $13.3 million (63% of revenues) in 2001. Operating expenses includes one time payment of $1.5 million for technology purchasing done in Q1 2002.

        Though significantly reduced from previous years, this high level of R&D expenditure reflects the Company’s continuing efforts to develop and introduce several novel integrated process control systems and their corresponding engineering systems for the major semiconductor processes, despite the current market slowdown.

        Sales & Marketing expenses were $6.9 million (34% of revenues), as compared with $6.9 million (32% of revenues) in 2001. These expenses represent the Company’s efforts to increase pentration of new products, to enhance the penetration into China and Asia-Pacific, along with focused efforts to boost collaboration with the leading process equipment manufacturers.

        Dr. Giora Dishon, President & CEO of Nova commented, “Year 2002 was a difficult year for Nova and for the industry. According to Dataquest, a leading market research company, total Wafer Front-end Equipment (WFE) declined 33% over 2001. However, we continued our efforts in developing and maturing several new process control systems based on our pioneering Integrated Process Control concept, a concept that has become a major trend in the semiconductor industry. As a result of these efforts we maintained our leading 70% market share position and increased revenues from Asia Pacific and China. About half of the sales were for 300mm systems, strenthening our position going forward when we expect these lines to pick the next upturn in the industry. In addition, we focused on building strategic allignment with the leading equipment suppliers along with increased cooperation and joint development efforts, such as the copper CMP process control. We are encouraged by having completed the Beta testing of the new Copper CMP system, the beginning of sales, and by the first sale of the NovaTrack, our Lithography (overlay and macro) IPC system. We believe that both systems will provide an upside opportunity to the Company.”

        Dr. Dishon added, “2002 was the second year of reduced revenues across the entire semiconductor equipment industry, the steepest decline in the history of the semiconductor equipment market. We continued to manage our business, looking towards the future growth of the Company, whilst continuing to implement cost-cutting measures; we expect the impact of last quarter’s workforce reduction will be more significant this quarter, the first quarter of 2003, and onwards. As a result we maintained our strong cash position with no decline in the cash and equivalents from the previous quarter.”

        Dr. Dishon concluded, “Looking forward, according to Dataquest’s most recent research (Dec. 2002), the Integrated Process Control (IPC) market, which we pioneered and dominate, is expected to grow much faster than most other market segments. We do not expect the general market conditions to change significantly before the end of this year. However, we want to assure our valued shareholders that we will continue our focused development and marketing efforts to bring new products to the industry, which will enable us to leverage from the industry’s continuous technology moves to smaller design rules, copper and low-k, from the transition to 300mm manufacturing, and from the upturn when it arrives, with the ancitipated fast growth IPC market.”

About Nova
Nova Measuring Instruments Ltd. develops, designs and produces integrated process control systems in the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link between different semiconductor processes and process equipment. The Company’s website is www.nova.co.il.

This press release may contain forward-looking statements, including statements related to anticipated growth rates, manufacturing capacity and tax rate. Actual results may differ materially from those projected due to a number of risks, including changes in customer demands for our products, new product offerings from our competitors, changes in or an inability to execute our business strategy, unanticipated manufacturing or supply problems, or changes in tax requirements. Nova cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Form F-1 filed with the Securities and Exchange Commission on April 9, 2000. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2 0 0 2	2 0 0 1	2 0 0 0
Revenues from product sales	14,506	14,735	41,931
Revenues from services	5,865	6,436	6,532

REVENUES	20,371	21,171	48,463
Cost of product sales	6,752	9,175	17,558
Cost of services	6,601	7,295	5,920

COST OF REVENUES	13,353	16,470	23,478
GROSS PROFIT	7,018	4,701	24,985

OPERATING COSTS AND EXPENSES
Research & Development expenses, net	9,894	13,253	13,878
Technology for use in Research & Development	1,478	--	--
Sales & Marketing expenses	6,950	6,852	7,998
General & Administration expenses	1,797	3,032	3,186
Other Operating Expenses	--	1,025	--

	20,119	24,162	25,062

OPERATING LOSS	(13,101)	(19,461)	(77)
FINANCING INCOME, NET	144	2,587	2,858

NET INCOME (LOSS)	(12,957)	(16,874)	2,781

Earnings (Loss) per share	(0.88)	(1.16)	0.19

Comments:
1. Employee stock-based compensation (SBC) expenses	1,073	1,777	2,362

2. Shares for calculation of earnings (loss) per share:
Basic	14,786	14,578	13,580

Diluted	14,912	15,200	14,691

3. The adjusted results excluding employee SBC expenses:
Gross Profit	7,147	4,915	25,263
Operating Expenses	19,175	22,599	22,978
Net Income (Loss)	(11,884)	(15,097)	5,143
Earnings (Loss) per share	(0.80)	(1.04)	0.35

NOVA MEASURING INSTRUMENTS LTD.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three months ended
	December 31, 2002	September 30, 2002
	(unaudited)
REVENUES
Product sales	4,476	3,662
Services	1,097	1,761

	5,573	5,423

COST OF REVENUES
Product sales	2,224	1,787
Services	1,553	1,651

	3,777	3,438

GROSS PROFIT	1,796	1,985

OPERATING COSTS AND EXPENSES
Research & Development expenses, net	2,228	2,390
Sales & Marketing expenses	1,735	1,792
General & Administration expenses	489	434

	4,452	4,616

OPERATING LOSS	(2,656)	(2,631)

FINANCING EXPENSES	168	(45)

LOSS	(2,488)	(2,676)

LOSS PER SHARE	(0.17)	(0.18)

Comments:
1. Employee Stock Based Compensation expenses	160	279

2. Shares for calculation of loss per share
Basic and Diluted	14,930	14,904

3. The adjusted results excluding Employee
Stock Based Compensation:
Gross Profit	1,815	2,017
Operating Expenses	4,311	4,369
Loss	(2,328)	(2,397)
Loss per share	(0.16)	(0.16)

NOVA MEASURING INSTRUMENTS LTD.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three months ended
	December 31, 2002	December 31, 2 0 0 1
	(unaudited)
REVENUES
Product sales	4,476	2,450
Services	1,097	1,167

	5,573	3,617

COST OF REVENUES
Product sales	2,224	966
Services	1,553	2,075

	3,777	3,041

GROSS PROFIT	1,796	576

OPERATING COSTS AND EXPENSES
Research & Development expenses, net	2,228	2,436
Sales & Marketing expenses	1,735	1,352
General & Administration expenses	489	428

	4,452	4,216

OPERATING LOSS	(2,656)	(3,640)
FINANCING EXPENSES	168	330

LOSS	(2,488)	(3,310)

LOSS PER SHARE	(0.17)	(0.23)

Comments:
1. Employee Stock Based Compensation expenses	160	174

2. Shares for calculation of loss per share
Basic and Diluted	14,930	14,627

3. The adjusted results excluding Employee
Stock Based Compensation:
Gross Profit	1,815	597
Operating Expenses	4,311	4,063
Loss	(2,328)	(3,136)
Loss per share	(0.16)	(0.21)

NOVA MEASURING INSTRUMENTS LTD.
INTERIM CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	As of December 31, 2002	As of December 31, 2001
CURRENT ASSETS
Cash and cash equivalents	36,694	34,468
Short-term interest-bearing deposits	622	--
Available for sale securities	--	6,984
Held to maturity securities	994	7,214
Trade accounts receivable	2,663	1,673
Inventories	3,150	4,313
Other current assets	1,137	1,389

	45,530	56,041

LONG-TERM ASSETS
Severance pay funds	1,701	1,545
Fixed assets, net	1,777	1,978

	3,478	3,523

	49,008	59,564
CURRENT LIABILITIES
Trade accounts payable	3,340	2,687
Other current liabilities	7,616	7,825

	10,956	10,512

LONG-TERM LIABILITIES
Liability for employee termination benefits	2,162	2,046
Other long-term liability	213	--

	2,375	2,046

SHAREHOLDERS' EQUITY
Share capital	46	46
Additional paid- in capital	72,614	72,774
Deferred stock-based compensation	(809)	(2,073)
Accumulated other comprehensive loss	--	(524)
Accumulated deficit	(36,174)	(23,217)

	35,677	47,006

	49,008	59,564